PROSPECTUS
                                               Filed Pursuant to Rule 424(B)(3)
                                               Registration No. 333-48778





                                1,403,702 SHARES


                                  POLYCOM, INC.

                                  COMMON STOCK

                             ----------------------


THIS PROSPECTUS RELATES TO THE PUBLIC OFFERING, WHICH IS NOT BEING UNDERWRITTEN, OF 1,403,702 SHARES OF OUR COMMON STOCK WHICH ARE HELD BY ONE OF OUR CURRENT STOCKHOLDERS.


THE PRICES AT WHICH THE SELLING STOCKHOLDER MAY SELL THE SHARES WILL BE DETERMINED BY THE PREVAILING MARKET PRICE FOR THE SHARES OR IN NEGOTIATED TRANSACTIONS. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE SHARES.

                             ----------------------


OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PLCM." ON JANUARY 23, 2001, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $30 3/16 PER SHARE.

                             ----------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ----------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


JANUARY 23, 2001



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                             TABLE OF CONTENTS

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The Company................................................................3
Risk Factors...............................................................3
Special Note Regarding Forward-looking Statements.........................13
Selling Stockholder.......................................................13
Plan of Distribution......................................................14
Legal matters.............................................................15
Experts...................................................................16
Where You Can Find More Information.......................................16

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

         In this prospectus "Polycom," "we," "us" and "our" refer to Polycom, Inc. and its subsidiaries, and "the selling stockholder" and "3M Financial" refer to 3M Financial Management Company.

                                  THE COMPANY

         We develop, manufacture and market high-quality, easy-to-use communications equipment that enables enterprise users to access broadband network services and leverage increased bandwidth to more conveniently conduct voice, video and data communications. Our product lines include network access products and enterprise voice and video communications equipment. Our NetEngine family of network access products enables enterprises to more easily and cost-effectively utilize broadband communications services. Our SoundStation, ViewStation and StreamStation enterprise communications products enable businesses and other organizations to utilize bandwidth-intensive voice and video applications to more effectively communicate with employees, customers and partners.

         We were incorporated in December 1990 in Delaware. Our principal executive offices are located at 1565 Barber Lane, Milpitas, California 95035, and our telephone number at this location is (408) 526-9000. Our World Wide Web address is www.polycom.com. Information on our website does not constitute a part of this prospectus.

         Polycom and the Polycom logo are our registered trademarks. This prospectus also includes other trade names, trademarks and service marks of us and of other companies.





                             Recent Developments

         On January 18, 2001, we announced our operating results for the fourth quarter ended December 31, 2000. Our fourth quarter consolidated net revenues were $100.0 million and our net income was $12.2 million, or $0.15 per diluted share. In the fourth quarter of 1999, our net revenues were $60.5 million with net income of $7.9 million; or $0.11 per diluted share.

         On December 5, 2000, we entered into an Agreement and Plan of Merger and Reorganization with our wholly-owned subsidiary, Merger Sub Ltd., and Accord Networks Ltd., pursuant to the terms and conditions of which shareholders of Accord will receive 0.3065 shares of Polycom common stock in exchange for each Accord ordinary share which they hold. In addition, under the terms of the merger agreement, we will assume each outstanding option and warrant to acquire Accord ordinary shares, which will be treated as an option or warrant to purchase that number of shares of our common stock equal to the product of the exchange ratio and the number of Accord ordinary shares subject to the option or warrant. The completion of the Merger is subject to the fulfillment of a number of conditions, including the approval of the merger by Accord's shareholders and obtaining certain governmental approvals in Israel. We currently anticipate that the merger will be completed in the first quarter of 2001. If the merger is completed, Merger Sub will merge with and into Accord, with Accord as the surviving corporation. Based on the number of Polycom and Accord shares outstanding as of January 16, 2001, the current shareholders of Accord (assuming exercise of all options and warrants) will own approximately 8.4% of Polycom's common stock (assuming exercise of all options and warrants) after the merger.

         In connection with the pending merger, Polycom has filed a registration statement on Form S-4 (File No. 333-52232). Under Exhibit 99.1 to the registration statement relating to this prospectus (File no. 333-48778), we have included the risk factors relating to the pending merger. Under Exhibit 99.2 to the registration statement relating to this prospectus, we have included the following unaudited financial data:

         -     selected historical financial data of Accord Networks Ltd.;

         - selected unaudited pro forma combined financial data of Polycom, Inc. and Accord Networks Ltd.; and

         - comparative historical and pro forma per share data of Polycom, Inc. and Accord Networks Ltd.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS WE ARE NOT PRESENTLY AWARE OF OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. OUR BUSINESS COULD BE HARMED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

OUR QUARTERLY OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATES.

         Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future as a result of a number of factors. These factors include:

         - market acceptance of new product introductions and product enhancements by us or our competitors;

         -    our prices and those of our competitors' products;

         -    the timing and size of the orders for our products;

         -    the mix of products sold;

         -    fluctuations in the level of international sales;

         -    the cost and availability of components;

         -    manufacturing costs;

         -    the level and cost of warranty claims;

         -    changes in our distribution network;

         -    the level of royalties to third parties; and

         -    changes in general economic conditions.

         Although we have had significant revenue growth in recent quarters, fluctuations in our quarterly operating results due to these or other factors could prevent us from sustaining these growth rates, and you should not use these past results to predict future operating margins and results. In particular, our quarterly revenues and operating results depend upon the volume and timing of customer orders received during a given quarter, and the percentage of each order which we are able to ship and recognize as revenue during each quarter, each of which is difficult to forecast. In addition, the majority of our orders in a given quarter historically have been shipped in the third month of that quarter. If this trend continues, any failure or delay in the closing of orders during the last part of a quarter will seriously harm our business.

         As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price will decline.

DIFFICULTY IN ESTIMATING CUSTOMER ORDERS COULD HARM OUR OPERATING RESULTS.

         We typically ship products within a short time after we receive an order and historically have had no material backlog. As a result, backlog, at any point in time, is not a good indicator of future net revenues, and net revenues for any particular quarter cannot be predicted with any degree of accuracy. Additionally, orders from our reseller customers are based on the level of demand from end-users. The uncertainty of end-user demand means that any quarter could be significantly negatively impacted by lower end-user orders, which could in turn negatively affect orders we receive from our resellers. Accordingly, our expectations for both short- and long-term future net revenues are based almost exclusively on our own estimate of future demand and not on firm reseller orders. Expense levels are based, in part, on these estimates. Since a majority of our customer orders are received in the last month of a quarter, we are limited in our ability to reduce expenses quickly if for any reason orders and net revenues do not meet our expectations in a particular period. In addition, we have historically experienced a lag in demand during the summer months, which adds to the level of difficulty in predicting revenue levels.

WE DEPEND ON DISTRIBUTORS AND RESELLERS TO SELL OUR PRODUCTS, AND WE ARE SUBJECT TO RISKS ASSOCIATED WITH THEIR INVENTORIES OF OUR PRODUCTS, THEIR PRODUCT SELL-THROUGH AND THE SUCCESS OF THEIR BUSINESSES.


         We sell a significant amount of our products to distributors and resellers who maintain their own inventory of products for sale to dealers and end-users. A substantial percentage of the total products sold during a particular quarter consists of distributor and reseller stocking orders. We typically provide special cost or early payment incentives for distributors and resellers to purchase the minimum or more than the minimum quantities required under their agreements with us. If these distributors and resellers are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if distributors and resellers decide to decrease their inventories, it would negatively affect the volume of our sales to these distributors and resellers and also negatively affect our net revenues. Also, if we choose to eliminate or reduce stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.

         Our revenue estimates are based largely on end-user sales reports that our distributors and resellers provide to us on a monthly basis. To date, we believe this data has been generally accurate in North America but less reliable outside of this region. To the extent that this sales and channel inventory data is inaccurate in either North America or outside of North America, we may not be able to make revenue estimates or may find that our previous estimates were inaccurate.

         Many of our distributors and resellers that carry multiple Polycom product lines, and from whom we derive significant revenues, are undercapitalized. The failure of these businesses to establish and sustain profitability or obtain financing could have a significant negative effect on our future revenue levels and profitability. For example, in the third quarter of 2000, we increased our allowance for bad debt by $0.6 million related to a specific reseller, for which collection is doubtful. The loss of distributors or resellers could harm our business. Lucent Technologies, one of our larger resellers, has spun off its business equipment division, now known as Avaya Inc. We do not yet know how this spin-off will affect us. In connection with this restructuring, if the combined business from Lucent and Avaya yields a significant reduction in the amount of orders to us, it could harm our business.

         Late in the first quarter of 2000, we began shipping the ViewStation FX product. The timing of this delivery date likely created confusion in our reseller customer base and end-user customer market as these groups waited to see if this new ViewStation product was more desirable than the existing products. Therefore, the timing of this new product release likely had a negative effect on our 2000 first quarter sales-in to resellers and sales-out to end-users. We cannot assure you that a similar situation will not happen again.

WE MAY EXPERIENCE DELAYS IN PRODUCT INTRODUCTIONS AND OUR PRODUCTS MAY CONTAIN DEFECTS WHICH COULD ADVERSELY AFFECT MARKET ACCEPTANCE FOR THESE PRODUCTS AND OUR REPUTATION AND SERIOUSLY HARM OUR RESULTS OF OPERATIONS.

         Since the beginning of 1998, our revenue growth has been due in large part to new product introductions in the video communications product line. Although we are continuing to introduce new products, such as the ViaVideo, ViewStation 4000, ViewStation FX and SoundPoint Pro 3.0 products, we cannot assure you that new product releases will be timely or that they will be made at all. In fact, the ViewStation FX and ViaVideo were delayed from their original release dates, which we believe negatively affected our net revenues in the first nine months of 2000. Additionally, we cannot assure you that any new or existing product introductions will be free from defects or produce the revenue growth experienced in 1998 and 1999.

         In the past we have experienced other delays in the introduction of certain new products and enhancements and believe that such delays may occur in the future. For instance, we experienced delays in introducing the ViewStation MP and WebStation in 1998 from their original expected release dates due to unforeseen technology and manufacturing ramping issues. Similar delays occurred during the introduction of the ShowStation IP, SoundStation Premier and ShowStation, affecting the first customer ship dates of these products. Any similar delays in the future for other new product offerings such as VoIP, desktop or other product line extensions could adversely affect market acceptance for these products and our reputation and seriously harm our results of operations. Further, due to the dynamic nature of the network access market sector, any delays in NetEngine product line extensions would seriously harm our business.

WE HAVE LIMITED SUPPLY SOURCES FOR SOME KEY COMPONENTS OF OUR PRODUCTS, AND OUR OPERATIONS COULD BE HARMED BY SUPPLY INTERRUPTIONS, COMPONENT DEFECTS OR UNAVAILABILITY OF THESE COMPONENTS.

         Some key components used in our products are currently available from only one source and others are available from only a limited number of sources, including some key integrated circuits and optical elements. We also obtain certain plastic housings, metal castings and other components from suppliers located in Singapore and China, and any political or economic instability in that region in the future, or future import restrictions, may cause delays or an inability to obtain these supplies. We have no supply commitments from our suppliers and generally purchase components on a purchase order basis either directly or through our contract manufacturers.
We and our contract manufacturers have had limited experience purchasing volume supplies of various components for our product lines and some of the components included in our products, such as microprocessors and other integrated circuits, have from time to time been subject to limited allocations by suppliers. In the event that we or our contract manufacturers were unable to obtain sufficient supplies of components or develop alternative sources as needed, our operating results could be seriously harmed. In particular we have recently encountered some development delays and component shortages relating to our network access products, and if such conditions continue, our business will suffer. Moreover, our operating results would be seriously harmed by receipt of a significant number of defective components, an increase in component prices or our inability to obtain lower component prices in response to competitive price reductions. Additionally, our video communications products are designed based on integrated circuits produced by Philips and video equipment produced by Sony. If we could no longer obtain integrated circuits or video equipment from these suppliers, we would incur substantial expense and take substantial time in redesigning our products to be compatible with components from other manufacturers, and we cannot assure you that we would be successful in obtaining these components from alternative sources in a timely or cost-effective manner. Additionally, both Sony and Philips are our competitors in the video communications market, which may adversely affect our ability to obtain necessary components. The failure to obtain adequate supplies could prevent or delay product shipments, which could harm our business. We also rely on the introduction schedules of some key components in the development or launch of new products, in particular, our network access products. Any delays in the availability of these key components could harm our business.

WE RELY ON THIRD-PARTY LICENSE AGREEMENTS AND TERMINATION OR IMPAIRMENT OF THESE AGREEMENTS MAY CAUSE DELAYS OR REDUCTIONS IN PRODUCT INTRODUCTIONS OR SHIPMENTS, WHICH WOULD HARM OUR BUSINESS.

         We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from RADVision, Telesoft, Omnitel, Adtran and EBSNet, video algorithm protocols from Real Networks and Ezenia!, development source code from Digital Equipment and Philips Semiconductor, audio algorithms from Lucent Technologies, communication software from DataBeam, digitizer and pen software from Scriptel and Windows software from Microsoft. In addition, for our new network access products, we have interoperability agreements with Jetstream Communications and Tollbridge Technologies, and we depend significantly on these agreements and our ability to secure similar licenses from other gateway providers. These third-party software licenses may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business.

LOWER THAN EXPECTED MARKET ACCEPTANCE OF OUR PRODUCTS AND PRICE COMPETITION WOULD NEGATIVELY IMPACT OUR BUSINESS.

         If our products are not accepted by the market, our profitability could be harmed. For example, we lowered the price of the ShowStation IP by 23% effective March 1999 due to market acceptance issues for this product. Similar price reductions and demand issues could occur for any of our products which could negatively impact our net revenues and profitability. Further, through the end of 1999, growth rates of voice and video product sales from our sales channels to end-users have been significant. Future growth rates for these and our other products may not achieve these levels of growth, and sales of our video products were down slightly in the first quarter of 2000 from the fourth quarter of 1999.

         Our profitability could also be negatively affected in the future as a result of continuing competitive price pressure in the conferencing equipment and network access device markets. Although past price reductions have been driven by our desire to expand the market for our products, and we expect that in the future we may further reduce prices or introduce new products that carry lower margins in order to further expand the market or to respond to competitive pricing pressures, such actions may not have the desired impact.

INTERNATIONAL SALES ARE ACCOUNTING FOR AN INCREASING PORTION OF OUR NET REVENUES, AND RISKS INHERENT IN INTERNATIONAL SALES COULD HARM OUR BUSINESS.

         International sales are accounting for an increasing portion of our net revenues, and we anticipate that international sales will continue to account for a significant portion of our net revenues for the foreseeable future. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Additionally, international net revenues may fluctuate as a percentage of net revenues in the future as we introduce new products, since we expect to initially introduce any new products in North America and also because of the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products. Additionally, to date, a substantial majority of our international sales has been denominated in U.S. currency; however, if international sales were denominated in local currencies in the future, these transactions would be subject to currency fluctuation risks.


THE COMPLETION OF OUR ACQUISITION OF ACCORD NETWORKS LTD. IS CONTINGENT UPON CERTAIN CONDITIONS.

         In December 2000, we signed a definitive agreement to acquire Accord Networks Ltd., or Accord, an Israeli corporation which develops and manufactures real-time interactive video and voice network products which connect visually-enabled endpoints utilizing Internet protocol, or IP, integrated services digital network, or ISDN, and asynchronous transfer mode, or ATM. We believe that the acquisition of Accord will accelerate our ability to deliver multi-point communications capability for voice and video, both over circuit-switched and IP transports. The acquisition will add products, technology and technical personnel which we believe will enable us to deliver a more complete solution to enterprises deploying enterprise-wide voice and video communications equipment. We currently anticipate that this acquisition will be completed in the first quarter of 2001; however the acquisition is subject to the fulfillment of certain conditions, including a vote by Accord's shareholders to approve the acquisition, as well as obtaining certain governmental approvals in Israel. If we do not consummate the Accord acquisition, we would not achieve the anticipated benefits of the acquisition, and this could place us at a competitive disadvantage or otherwise harm our business. For a discussion of the risk factors relating to the acquisition of Accord, please refer to Exhibit 99.1 to the registration statement (File No. 333-48778) relating to this prospectus.


THE COMPLETION OF OUR ACQUISITION OF CIRCA COMMUNICATIONS LTD. IS CONTINGENT UPON CERTAIN CONDITIONS.

         In September 2000, we signed a definitive agreement to acquire Circa Communications Ltd, or Circa, a Canadian corporation which develops voice over internet protocol, or VoIP, telephony products. We believe that the acquisition of Circa will augment our VoIP technology, product development and product offerings. We currently anticipate that this acquisition will be completed by the end of the first quarter of 2001, however the acquisition is subject to the fulfillment of certain conditions by Circa, including the general availability of certain of Circa's VoIP products. In the event that Circa does not satisfy the conditions required for us to complete the acquisition, it is probable we will not consummate the acquisition. If we do not consummate the Circa acquisition, our plans to augment our VoIP technology, product development and product offerings would be delayed, and this delay would harm our business.



OUR BUSINESS COULD SUFFER AS A RESULT OF OUR INTEGRATION OF ATLAS COMMUNICATION ENGINES OR OTHER FUTURE ACQUISITIONS, SUCH AS ACCORD AND CIRCA.



         We completed the acquisition of Atlas Communication Engines, or Atlas, in December 1999. The integration of Atlas' product offerings and operations with our product offerings and operations and the coordination of the two companies' sales and marketing efforts have required substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could harm our business. The difficulties of assimilation may be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures which may result in problems with employee retention. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on the combined operations. As a result of the acquisition, our cost of sales and operating expenses will likely increase in absolute dollars. In fact, we are currently recruiting both management and technical staff to be added to this group. Should future expected revenues from Atlas' products not occur, or occur later or in an amount less than expected, the higher costs and expenses could harm our business. We may make additional acquisitions in the future. For example, as described above, we currently are involved in completing the acquisitions of Accord and Circa. Failure to achieve the anticipated benefits of these or any future acquisition or to successfully integrate the operations of the companies could also harm our business and results of operations. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with any future acquisitions we may make.





CONFLICTS WITH OUR CHANNEL PARTNERS COULD HURT SALES OF OUR PRODUCTS.

         We have various OEM agreements with some major telecommunications equipment manufacturers, such as Lucent Technologies, whereby we manufacture our products to work with the equipment of the OEM.

These relationships can create channel conflicts with our other distributors who directly compete with the OEM partner, which could adversely affect revenue from non-OEM channels. Because many of our distributors also sell equipment that competes with our product lines, the distributors could devote more attention to the other product lines, which could harm our business. Further, other channel conflicts could arise which cause distributors to devote resources to other non-Polycom communications equipment, which would negatively affect our business or results of operations.

         We currently have agreements with video communications equipment suppliers under which these equipment suppliers resell our SoundPoint PC voice products along with their video communications products. We compete with these equipment suppliers in the voice conferencing market and, as such, we cannot assure you that they will enter into future agreements to resell or supply any of our new or enhanced conferencing products. Further, some of our current video products and video products under development are directly competitive with the products of these suppliers. As a consequence, competition between us and these suppliers is likely to increase, resulting in a strain on the existing relationship between the companies. Any such strain could limit the potential contribution of these relationships to our business.

         In addition, we depend on several key agreements, including our agreement with Jetstream Communications in the network access products market. Conflicts may occur in this evolving market as we seek other relationships. These conflicts could harm our business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ASSIMILATE NEW TECHNOLOGIES IN OUR PRODUCTS AND TO PROPERLY TRAIN OUR RESELLERS IN THE USE OF THOSE PRODUCTS.

         The markets for voice and video communications products and network access products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The success of our new products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. Additionally, properly addressing the complexities associated with DSL and ISDN compatibility, reseller training, technical and sales support as well as field support are also factors that may affect our success in this market. Further, the shift of communications from circuit-switched to IP-based technologies over time may require us to add new resellers and gain new core technological competencies. We are attempting to address these needs and the need to develop new products through our internal development efforts and joint developments with other companies. We cannot assure you that we will successfully identify new voice, video and network access product opportunities and develop and bring new voice, video and network access products to market in a timely manner. Further, we cannot assure you that competing technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new voice, video and network access product development efforts and any inability to service or maintain the necessary third-party interoperability licenses would harm our business and results of operations.

MANUFACTURING DISRUPTIONS OR CAPACITY CONSTRAINTS WOULD HARM OUR BUSINESS.

         We subcontract the manufacture of our SoundStation, SoundStation Premier, SoundPoint Pro and ViewStation product families and are currently migrating the production of our new network access products to Celestica, a third-party contract manufacturer. We use Celestica's Thailand facilities, and should there be any disruption in services due to natural disaster or economic or political difficulties in Thailand and Asia, or for any other reason, such disruption would harm our business and results of operations. Also, Celestica is currently the sole source manufacturer of these product lines, and if this subcontractor experiences an interruption in operations or otherwise suffers from capacity constraints, we would experience a delay in shipping these products and we may not be able to meet any demand for our products, either of which could negatively affect revenues in the quarter of the disruption and harm our reputation. In addition, operating in the international environment exposes us to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm our business and results of operations.

PRODUCT OBSOLESCENCE AND OTHER ASSET IMPAIRMENT CAN NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

         We operate in a high technology market which is subject to rapid and frequent technology changes. These technology changes can and do often render existing technologies obsolete. These obsolescence issues can require write-downs in inventory value when it is determined that the existing inventory cannot be sold at or above net realizable value. This situation occurred during the first quarter of 2000 for the ShowStation IP when we recorded additional excess and obsolescence charges. In addition, if the introduction of our SoundPoint Pro product has a materially negative effect on the future sales of our SoundPoint product, our net revenues could be reduced and an excess and obsolescence issue concerning our SoundPoint inventory could result, which could lower our profitability. The potential for new products to render existing products obsolete or reduce the demand for existing products exists for every one of our products. We cannot assure you that future inventory, investment, license, fixed asset or other asset writedowns will not happen. If future writedowns do occur, they could harm our business.

OUR RECENT TRANSITION TO A NEW ENTERPRISE RESOURCE PLANNING SYSTEM COULD ADVERSELY AFFECT OUR OPERATIONS.

         We recently migrated our operations to a new enterprise resource planning system which affects almost every facet of our business operations. Typically, these conversions negatively affect a company's ability to conduct business initially due to problems such as historical data conversion errors, the required personnel training time associated with the new system, delays in implementation or unforeseen technical problems during conversion. If problems arise during this transition, we could experience delays in or lack of shipping, an inability to support our existing customer base, delays in paying vendors, delays in collecting from customers, an inability to place or receive product orders or other operational problems. If this were to occur, our profitability or financial position could be negatively impacted.

FAILURE TO ADEQUATELY SERVICE AND SUPPORT OUR PRODUCTS COULD HARM OUR RESULTS OF OPERATIONS.

         Our recent growth has been due in large part to an expansion into product lines with more complex technologies and protocols, including our recently introduced network access products. This has increased the need for increased product warranty and service capabilities. If we cannot develop and train our internal support organization or maintain our relationship with our outside technical support, it could harm our business.

OUR CASH FLOW COULD FLUCTUATE DUE TO OUR ABILITY TO COLLECT RECEIVABLES.

         In 1999 and through the first nine months of 2000, we initiated a significant investment in Europe and Asia to expand our business in these regions. In Europe and Asia, as with other international regions, credit terms are typically longer than in the United States. Therefore, as Europe, Asia and other international regions grow as a percentage of our net revenues, as happened in 1999 and through the first nine months of 2000, accounts receivable balances will likely increase over previous years. Additionally, sales in the network access and video communications markets typically have longer payment periods over our traditional experience in the voice communications market. Therefore, if network access and video products constitute a greater percentage of net revenues, accounts receivable balances will likely increase. These increases would cause our days sales outstanding to increase over prior years and will negatively affect future cash flows.

Although we have been able to offset the effects of these influences through additional incentives offered to resellers at the end of the quarter in the form of prepaid discounts, these additional incentives have lowered our profitability.

OUR STOCK PRICE FLUCTUATES AS A RESULT OF THE CONDUCT OF OUR BUSINESS AND STOCK MARKET FLUCTUATIONS.

         The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by a variety of factors, including:

          - statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically;

          - the announcement of new products or product enhancements by us or our competitors;

          -    technological innovations by us or our competitors;

          -    quarterly variations in our results of operations;

          - general market conditions or market conditions specific to particular industries; and

          -    international macroeconomic factors.

         In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, such as Polycom. These fluctuations are often unrelated to the operating performance of the specific companies.


BUSINESS INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

         Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in the State of California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.


OUR RESELLER CUSTOMER CONTRACTS ARE TYPICALLY SHORT-TERM AND EARLY TERMINATIONS OF OUR CONTRACTS MAY HARM OUR RESULTS OF OPERATIONS.

         We do not typically enter into long-term contracts with our reseller customers, and we cannot be certain as to future order levels from our reseller customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our results of operations.

FAILURE TO MANAGE OUR GROWTH MAY HARM OUR BUSINESS.

         Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure and internal systems. To manage our growth effectively, we must continue to improve and expand our management information systems and continue resource additions such as headcount, capital and processes in a timely and efficient manner. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these resource needs. In addition, our success depends to a significant extent on the management skills of our executive officers. If we are unable to manage growth effectively, or we experience a shortfall in resources, our results of operations will be harmed.

IF WE FAIL TO SUCCESSFULLY COMPETE IN OUR MARKETS, OUR BUSINESS AND RESULTS OF OPERATIONS WOULD BE SIGNIFICANTLY HARMED.

         In the video communications market, our major competitors include PictureTel, Tandberg, Sony, VCON and VTEL. Many of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, with advances in telecommunications standards, connectivity and video processing technology and the increasing market acceptance of video communications, other established or new companies may develop or market products competitive with our video communications products. In addition, our video streaming products employ technology from Microsoft and Real Networks who both have solutions competitive with our products. The market for voice communications equipment, particularly voiceconferencing, is highly competitive and subject to rapid technological change, regulatory developments and emerging industry standards. We expect competition to persist and increase in the future. In the voice communications equipment market segment, our major competitors include ClearOne, SoundGear, NEC, Gentner and other companies that offer lower cost, full-duplex speakerphones such as Lucent Technologies and Hello Direct. Hello Direct, one of our resellers, offers a competitive product under the Hello Direct name through an OEM relationship with Gentner. Most of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, all major telephony manufacturers produce hands-free speakerphone units that are a lower cost than our voice communications products. Our network access products have significant competition from Efficient Networks, Netopia, 3Com and Cisco Systems.

         We cannot assure you that we will be able to compete successfully against our current or future competitors. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by our competitors could cause a significant decline in sales or loss of market acceptance of our existing products and future products. We believe that the possible effects from ongoing competition may be the reduction in the prices of our products and our competitors' products or the introduction of additional lower priced competitive products. We expect this increased competitive pressure may lead to intensified price-based competition, resulting in lower prices and gross margins which would significantly harm our results of operations.


WE RELY ON PATENTS, TRADEMARKS, COPYRIGHTS AND TRADE SECRETS TO PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY NOT BE SUFFICIENT TO PROTECT OUR INTELLECTUAL PROPERTY.

         We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or gain access to our intellectual property rights or disclose such technology. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries, that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop similar products, duplicate our products or design around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business.

WE FACE AND MIGHT IN THE FUTURE FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MIGHT BE COSTLY TO RESOLVE.

         We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. For example, we have recently been named in (along with approximately 90 manufacturers or distributors of electronic or semiconductor products) and served with a complaint filed by the Lemelson Medical, Education and Research Foundation alleging patent infringement by us. If we do not prevail in any litigation as a result of such allegations, our business may be adversely affected.

         In addition, our industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. In the past, we have been involved in such litigation, which adversely affected our operating results. We cannot assure you that intellectual property claims will not be made against us in the future or that we will not be prohibited from using the technologies subject to any such claims or be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to and legal costs associated with litigation can have a significant adverse effect on operating results.

IF WE FAIL TO SUCCESSFULLY ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED.

         Our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, particularly technical and management, as needed, could harm our business. The loss of the services of any executive officer or other key technical or management personnel could harm our business.

ANTI-TAKEOVER EFFECTS OF PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND OUR STOCKHOLDER RIGHTS PLAN COULD DELAY OR PREVENT AN ACQUISITION OF US.

         Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. We have also implemented a stockholder rights plan. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock and the existence of our stockholder rights plan may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under the section entitled "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "could," "would," "might," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                             SELLING STOCKHOLDER


         The only stockholder selling shares of our common stock in the offering is 3M Financial Management Company, or 3M Financial. As of January 22, 2001, 3M Financial beneficially owned approximately 1,403,702 shares of our common stock, which is equal to approximately 1.9% of the outstanding shares of our common stock. After the sale of 1,403,702 shares in this offering, 3M Financial will own approximately no outstanding shares of our common stock. We cannot assure you that 3M Financial will sell all or any of the shares of common stock offered pursuant to this prospectus.



         The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which 3M Financial has sole or shared voting power or investment power and also any shares which 3M Financial has the right to acquire within sixty (60) days of January 22, 2001 through the exercise of any stock option or other right.

                               PLAN OF DISTRIBUTION


         We are registering 1,403,702 shares of common stock on behalf of the selling stockholder, 3M Financial Management Company. We originally issued all of these shares in connection with a Stock Warrant Agreement dated March 28, 1997 which we entered into with the Minnesota Mining and Manufacturing Company, a Delaware corporation, in connection with a Joint Marketing and Development Agreement dated March 28, 1997. We originally issued these shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of that Act. The shares were subsequently transferred by the Minnesota Mining and Manufacturing Company to the selling stockholder, 3M Financial Management Company, its wholly-owned subsidiary. We are registering the shares in accordance with the terms of the Stock Warrant Agreement. We will not receive any proceeds from this offering.


         The selling stockholder or any pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder after the date of this prospectus may sell the shares from time to time. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholder may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         -    in privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholder may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

However, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than in connection with this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is obtained.

         We will make copies of this prospectus available to the selling stockholder and we have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         To the extent required, we will file a supplement to this prospectus pursuant to Rule 424(b) promulgated under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose:

         - the names of the selling stockholder and of the participating broker-dealer(s);

         -    the number of shares involved;

         -    the price at which the shares were sold;

         - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

         - that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         -    other facts material to the transaction.

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         We cannot assure you that the selling stockholder will sell all or any of the shares of common stock offered pursuant to this prospectus.

                               LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                   EXPERTS

         The consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

         The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

         - The description of the common stock in our Registration Statement on Form 8-A filed on March 12, 1996, under Section 12(g) of the Exchange Act;

         - The description of our Preferred Shares Rights Agreement in our Registration Statement on Form 8-A filed on July 22, 1998, under Section 12(g) of the Exchange Act;

         - Our Annual Report on Form 10-K filed on March 29, 2000 for the fiscal year ended December 31, 1999;

         - Our Quarterly Report on Form 10-Q filed on May 17, 2000 for the quarter ended April 2, 2000;

         - Our Quarterly Report on Form 10-Q filed on August 4, 2000 for the quarter ended July 2, 2000;


         - Our Quarterly Report on Form 10-Q filed on November 13, 2000 for the quarter ended October 1, 2000;


         - Our Current Report on Form 8-K dated December 1, 1999, as amended on Form 8-K/A dated February 11, 2000;

         -    Our Current Report on Form 8-K dated July 19, 2000; and

         -    Our Current Report on Form 8-K dated August 2, 2000.


         -    Our Current Report on Form 8-K dated December 5, 2000.


         Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Polycom, Inc., 1565 Barber Lane, Milpitas, California 95035, (408) 474-2000.